Execution Version

SENIOR SECURED LOAN AGREEMENT

THIS AGREEMENT (this "Agreement") dated as of June 20, 2022 is between Burcon NutraScience Corporation (the "Borrower") and Large Scale Investments Limited (the "Lender").

WHEREAS the Lender wishes to make available to the Borrower a loan in the maximum principal amount of Ten Million Dollars ($10,000,000) (the "Loan") available in two tranches of $5,000,000 each, on and subject to the terms of this Agreement.

NOW THEREFORE this Agreement witnesses that in consideration of the mutual promises, covenants and agreements herein contained, the parties hereby covenant and agree as follows:

PART 1
DEFINITIONS

1.1 As used herein, the following terms shall have the meanings set forth below:

"Advance" has the meaning given to that term in Section 2.2.

"Agreement" has the meaning given to that term in the recitals.

"Borrower" has the meaning given to that term in the first paragraph.

"Burcon Holdings" means Burcon NutraScience Holdings Corp.

"Burcon Holdings Shares" means the common shares in the capital of Burcon Holdings.

"Business Day" means each day other than a Saturday, a Sunday or a statutory holiday or any day on which a typhoon signal no. 8 or above or a black rainstorm signal is issued at any time between 9:00 am and 5:00 pm in British Columbia or Hong Kong.

"Closing" has the meaning given to that term in Section 2.3.

"Closing Date" means the First Tranche Closing Date or the Second Tranche Closing Date, as the context requires.

"Commitment Fee" has the meaning given to that term in Section 5.1.

"Event of Default" means: (i) failure of the Borrower to make any principal, Commitment Fee or interest payment when due, which failure is not cured within a period of three (3) Business Days after the date such payment is required to be made; (ii) the breach of any covenant contained herein and, if such breach is curable, the expiration of a 14-day period following such breach during which the same is not cured; (iii) the breach of any representation or warranty contained herein, and, if such breach is curable, the expiration of a 14-day period following such breach during which the same is not cured; (iv) failure of the Borrower to maintain its listing on the Toronto Stock Exchange; (v) enforcement by a creditor of any lien against the Borrower or its assets and such enforcement having a Material Adverse Effect; or (vi) the commencement by the Borrower of a voluntary proceeding under applicable bankruptcy or insolvency legislation ("Bankruptcy Laws") or the commencement by any person or entity of involuntary proceedings under Bankruptcy Laws against the Borrower that are not dismissed within sixty (60) days after commencement thereof, or a receiver or administrator is appointed for or takes charge of all or substantially all of the property of the Borrower, or the Borrower commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Borrower, or the Borrower is adjudicated insolvent or bankrupt, or any order or relief or other order approving any such case or proceeding is entered, or the Borrower makes a general assignment for the benefit of creditors, or any corporate action is taken by the Borrower for the purpose of effecting any of the foregoing.

"Excluded Taxes" means (a) taxes imposed on or measured by the Lender's net income, capital gains or capital and franchise taxes which may be imposed in lieu thereof or in addition thereto by the relevant Governmental Entity of the jurisdiction in respect of which the Lender is organized or in which its principal office is located, or that is imposed as a result of a present or former connection between the Lender and Canada (unless such taxes are imposed solely as a result of the Lender having executed, delivered or performed its obligations or received payments under, or enforced, this Agreement), (b) branch profits tax or any similar tax imposed by anu jurisdiction in which the Lender is located, (c) any Canadian federal withholding taxes payable as a result of the lender being a "specified shareholder" or "specified non-resident shareholder" of the Borrower within the meaning of the Income Tax Act (Canada), or the Lender not dealing at arm's length with such a "specified shareholder" or "specified non-resident shareholder" within the meaning of the Income Tax Act (Canada).

"First Stock Transfer POA" has the meaning given to such term in Section 2.3(8).

"First Tranche" has the meaning given to such term in Section 2.1(1).

"First Tranche Closing Date" means June 22, 2022.

"First Tranche Maturity Date" means July 1, 2024.

"Funding Date" has the meaning given to such term in Section 2.2(1).

"Governmental Entity" means any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, county, municipal, local, or other.

"GSA" has the meaning given to such term in Section 8.1.

"Indebtedness" means, at the time of determination, the outstanding Principal Balance of a Tranche, all accrued and unpaid interest thereon, all accrued and unpaid interest on the Undrawn Amount of such Tranche, and all other amounts owed to the Lender by the Borrower with respect to such Tranche.

"Lender" has the meaning given to that term in the first paragraph.

"Loan" has the meaning given to that term in the recitals.

"Material Adverse Effect" means a material adverse effect on the right, entitlement or ability of the Lender to exercise or enforce any of its rights, entitlements, benefits or remedies under this Agreement.

"Maturity Date" means the First Tranche Maturity Date or the Second Tranche Maturity Date, as the context requires.

[commercially sensitive information redacted]

"Principal Balance" means, in respect of a Tranche, the outstanding principal amount due by the Borrower to the Lender under such Tranche, from time to time.

"Second Tranche" has the meaning given to such term in Section 2.1(2).

"Second Tranche Closing Date" means the date on which all of the conditions to drawdown of the Second Tranche set out in Section 2.3 have been satisfied, other than those conditions that by their nature can only be satisfied on the Second Tranche Closing Date.

"Second Tranche Maturity Date" means the date that is the second (2nd) anniversary of the Second Tranche Closing Date.

"Taxes" has the meaning given to such term in Section 7.1.

"Tranche" has the meaning given to such term in Section 2.1(2).

"Undrawn Amount" means, with respect to a Tranche, $5,000,000 less the Principal Balance of such Tranche that has been advanced by the Lender to the Borrower under this Agreement, and which remains undrawn, from time to time.

PART 2
LOAN

2.1 The Lender agrees, on the terms and conditions of this Agreement, to make available to the Borrower the Loan as follows:

(1) up to a maximum principal amount of $5,000,000 shall be made available by the Lender to the Borrower under the first tranche (the "First Tranche"), subject to the satisfaction of the closing conditions applicable to the First Tranche set out in Section 2.3;

(2) up to a maximum principal amount of $5,000,000 shall be made available by the Lender to the Borrower under the second tranche (the "Second Tranche", together with the First Tranche, the "Tranches", each a "Tranche"), subject to the satisfaction of the closing conditions applicable to the Second Tranche set out in Section 2.3; and

(3) the Borrower may request an advance of funds from time to time under each Tranche, following the applicable Closing Date, provided that each advance shall not be less than $250,000 (and in an increment of $50,000) and provided further that all amounts drawn under this Agreement (whether repaid or not) shall not in any event exceed $10,000,000 in the aggregate, nor shall all amounts drawn under this Agreement (whether repaid or not) under a Tranche exceed $5,000,000 under such Tranche.

2.2 Each advance under a Tranche (an "Advance") shall be made by the Lender upon the irrevocable written request of the Borrower (the "Draw Request"), which shall specify:

(1) the date of the Advance (the "Funding Date"), which shall be a Business Day;

(2) the amount of the Advance, which shall not be less than $250,000 (and in an increment of $50,000);

(3) the Tranche under which the Advance is being made; and

(4) the bank account details for remittance of the proceeds,

provided that the Draw Request must be delivered to the Lender before 2 p.m. PST at least ten (10) Business Days prior to the intended Funding Date.

2.3 The closing of a Tranche (in each case, a "Closing") is subject to the following conditions being satisfied on or prior to the applicable Closing Date, which conditions are for the exclusive benefit of the Lender and may be waived, in whole or in part, by the Lender in its sole discretion:

(1) the representations and warranties of the Borrower contained in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the dated of the Closing with the same force and effect as if such representations and warranties had been made on and as of such date and the Borrower shall have executed and delivered a certificate of a senior officer to that effect;

(2) the Borrower shall have fulfilled or complied with all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to the Closing, and the Borrower shall have executed and delivered a certificate of a senior officer to that effect;

(3) the Borrower shall have received the consent of the Toronto Stock Exchange to the entering into this Agreement and all necessary third party consents as the Lender may require, acting reasonably;

(4) all corporate proceedings to be taken in connection with the transactions contemplated by this Agreement are reasonably satisfactory in form and substance to the Lender, acting reasonably, and the Lender shall have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation of such transactions and the taking of all necessary corporate proceedings in connection therewith;

(5) the Lender shall have received the GSA, duly authorized and executed by the Borrower in favour of the Lender;

(6) no event shall have occurred and be continuing as of the date of the Closing which constitutes an Event of Default or which with the giving of notice or lapse of time or otherwise would constitute an Event of Default;

(7) there shall have occurred no material adverse change in the business operations or assets of the Borrower;

[commercially sensitive information redacted]

2.4 Unless the Lender otherwise agrees in writing or unless waived by the Lender in writing, the obligation of the Lender to make an Advance hereunder is subject to the fulfilment of the following conditions:

(1) the representations and warranties of the Borrower contained in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the applicable Funding Date with the same force and effect as if such representations and warranties had been made on and as of such date and the Borrower shall have executed and delivered a certificate of a senior officer to that effect;

(2) the Borrower shall have fulfilled or complied with all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to the applicable Funding Date, and the Borrower shall have executed and delivered a certificate of a senior officer to that effect;

(3) the Borrower shall have received the consent of the Toronto Stock Exchange to the entering into this Agreement and all necessary third party consents as the Lender may require, acting reasonably;

(4) no action or proceeding will be pending or threatened by any person (other than the Lender) in any jurisdiction, and no order or notice will have been made, issued or delivered by any Governmental Entity, seeking to enjoin, restrict or prohibit, or enjoining, restricting or prohibiting, on a temporary or permanent basis any of the transactions contemplated by this Agreement or imposing any temporary or permanent terms or conditions on the transactions contemplated by this Agreement;

(5) there is no existing event or circumstance which could result in a Material Adverse Effect; and

(6) no event shall have occurred and be continuing as of the applicable Funding Date which constitutes an Event of Default or which with the giving of notice or lapse of time or otherwise would constitute an Event of Default

PART 3
REPAYMENT

3.1 All Indebtedness outstanding under the First Tranche, if any, shall be repayable in full by the Borrower to the Lender on the First Tranche Maturity Date.

3.2 All Indebtedness outstanding under the Second Tranche, if any, shall be repayable in full by the Borrower to the Lender on the Second Tranche Maturity Date

3.3 Upon 5 days' prior written notice to the Lender specifying (i) the date of prepayment and (ii) the amount to be prepaid, the Borrower may prepay all or any portion of the Principal Balance of a Tranche together with all interest accrued thereon to that date. Each partial prepayment or reduction shall be in an amount of $250,000 or more (and in an increment of $50,000). Any notice of prepayment given by the Borrower under any provision of this Agreement shall be irrevocable and the Borrower shall be bound to make a prepayment in accordance therewith and failure to make prepayment in accordance with such a notice shall be an Event of Default.

3.4 Notwithstanding anything contained in this Agreement, subject to regulatory approval, if the Lender (or its nominees) participates in any fund raising activities of the Borrower, the Lender and the Borrower agree that the Lender can, at its sole discretion, elect to use all or any part of the Indebtedness to offset any payment obligations of the Lender (or its nominees) under such fund raising activities.

3.5 If a Maturity Date or any repayment/prepayment date by the Borrower shall fall on a date which is not a Business Day, such Maturity Date or such repayment/prepayment date shall be automatically extended to the next Business Day immediately thereafter.

PART 4
INTEREST

4.1 The Principal Balance of each Tranche from time to time shall bear interest at a rate of eight percent (8%) per annum from the applicable Closing Date until the applicable Maturity Date.

4.2 Interest on the Principal Balance shall accrue monthly, not in advance, and shall be payable on the applicable Maturity Date.

4.3 All amounts owed by the Borrower to the Lender which are not paid when due (whether at stated maturity, by acceleration or otherwise) shall bear interest (both before and after default and judgment), from the date on which such amount is due until such amount is paid in full at a rate per annum equal at all times to 12% per annum.

4.4 For purposes of the Interest Act (Canada), whenever any interest is calculated using a rate based on a year of 365 days or 366 days, as the case may be, such rate determined pursuant to such calculation, when expressed as an annual rate is equivalent to (a) the applicable rate based on a year of 365 days or 366 days, as the case may be, (b) multiplied by the actual number of days in the calendar year in which the period for such interest is payable (or compounded) ends, and (c) divided by 365 or 366, as the case may be.

4.5 All calculations of interest shall be made by the Lender, and such calculations shall, in the absence of manifest mathematical error, be final, conclusive and binding on the Borrower.

PART 5
COMMITMENT FEES

5.1 The Borrower will pay a commitment fee (the "Commitment Fee") to the Lender of 1% of the Undrawn Amount of each Tranche on an annual basis following the applicable Closing Date of such Tranche, with:

(1) $50,000 payable on the First Tranche Closing Date to the Lender and subsequent payments of the Commitment Fee being due within five (5) Business Days of the annual anniversary date of such Closing Date, the amount so due to be calculated by multiplying the Undrawn Amount of the First Tranche on the applicable anniversary date by 1%;

(2) $50,000 payable on the Second Tranche Closing Date to the Lender and subsequent payments of the Commitment Fee being due within five (5) Business Days of the annual anniversary date of such Closing Date, the amount so due to be calculated by multiplying the Undrawn Amount of the Second Tranche on the applicable anniversary date by 1%; and

(3) the Lender shall be entitled to deduct the amount of the Commitment Fee due to it from the amount to be advanced under any Draw Request, including any advance to be made on a Closing Date.

PART 6
EVENTS OF DEFAULT

6.1 In addition to the other rights and remedies contained herein, upon the occurrence and during the continuance of an Event of Default, the Lender may, by notice given in accordance herewith to the Borrower, declare the aggregate Principal Balance of the Tranches and all accrued and unpaid interest thereon and any other amounts payable under this Agreement to be forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein to the contrary notwithstanding.

6.2 The rights and remedies of the Lender are cumulative and are in addition to and not in substitution for any rights or remedies provided by law; any single partial exercise by the Lender of any right or remedy for a default or a breach of any term, covenant, condition or agreement contained herein, shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for the same default or breach.

6.3 The taking of a judgment or judgments or any other action or dealing whatsoever by the Lender will not operate as a merger of any of the obligations owing to the Lender or affect or prejudice the rights, remedies and powers, legal or equitable, which the Lender may have in connection with such obligations.

PART 7
DEDUCTION OR WITHHOLDING REQUIREMENTS

7.1 All payments to the Lender to be made under this Agreement will be made free and clear of any withholding taxes or other relevant taxes chargeable in Canada in respect of this Agreement (hereinafter, the "Taxes"), unless such Taxes are required by applicable law to be deducted or withheld. If the Borrower is required by applicable law to deduct or withhold any Taxes other than Excluded Taxes from or in respect of any amount payable by the Borrower to the Lender under or in respect of this Agreement: (i) the amount payable to the Lender shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 7.1) the Lender receives a net amount from the Borrower equal to the amount the Lender would have received if no such deduction or withholding had been made, (ii) the Borrower shall draft, prepare and complete all requisite documents and papers in respect of the Taxes and submit or file the same with the relevant authorities, and (iii) the Borrower shall pay the full amount deducted or withheld to the relevant authorities in accordance with applicable law.

7.2 The Borrower hereby agrees to indemnify and hold harmless the Lender for the full amount of Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Lender and for all expenses resulting from or relating to the Borrower's failure to pay any Taxes when due to the relevant authority.

7.3 If the Lender is entitled to an exemption from or reduction of withholding in respect of Taxes which may be payable pursuant to Section 7.1, it shall deliver to the Borrower, at the time or times reasonably requested by the Borrower, such properly completed and executed documentation reasonably requested by the Borrower as will permit such payments to be made free and clear of Taxes, or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by Borrower, shall deliver such other documentation prescribed by applicable law or reasonably requested by Borrower as will enable Borrower to determine whether or not Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation shall not be required if in the Lender's reasonable judgement, to be exercised in its sole discretion, such completion, execution or submission would subject such Lender to any material unreimbursed cost or expenses or would materially prejudice the legal or commercial position of the Lender.

7.4 If the Lender determines that it is entitled to claim a refund, reduction, Tax credit or similar benefit in respect of any Taxes as to which it has been indemnified by Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Part 7, then the Lender will use reasonable efforts to obtain the refund, reduction, Tax credit or similar benefit, unless, in the reasonable judgement of the Lender, applying for such refund, reduction, Tax credit or similar benefit would cause the Lender to suffer any material economic, legal or regulatory disadvantage and where the Lender determines that it has received a refund of any Taxes, other than Excluded Taxes, as to which it was so indemnified (including by the payment of additional amounts pursuant to this Part 7), the Lender shall pay to the Borrower an amount equal to such refund (but only to the extent of such indemnity payments), net of all out-of-pocket expenses of Lender and without interest (other than any interest paid by the relevant Governmental Entity with respect to such refund).

7.5 The provisions in this Part 7 shall survive the termination of this Agreement and the repayment of the Indebtedness.

PART 8
SECURITY INTEREST

8.1 This Agreement is secured by the collateral described in the general security agreement dated on or about the date hereof delivered by the Borrower in favour of the Lender (the "GSA"), and the Lender is entitled to all of the benefits and rights thereof.

PART 9
REPRESENTATIONS AND WARRANTIES

9.1 For as long as any Indebtedness remains outstanding hereunder, the Borrower represents and warrants to the Lender, acknowledging and confirming that the Lender is relying on such representations and warranties without independent inquiry in entering into this Agreement that:

(1) the Borrower is a corporation duly incorporated, organized and validly existing under the laws of British Columbia. The Borrower is qualified, licensed or registered to carry on business under the laws applicable to it in all jurisdictions in which such qualification, licensing or registration is necessary;

(2) the Borrower has all requisite corporate power and authority to (i) own, lease and operate its assets and to carry on its business as now being conducted by it, and (ii) enter into and perform its obligations under this Agreement;

(3) the Borrower holds 100% of all of the issued and outstanding shares of Burcon Holdings and Burcon Holdings holds no less than 400 Class A common shares of Merit (subject to adjustment in the case of a corporate reorganization, consolidation or other similar transaction);

(4) the execution and delivery by the Borrower and the performance by it of its obligations under, and compliance with the terms, conditions and provisions of, this Agreement will not, subject to satisfaction of the applicable conditions precedent set out in Section 2.3: (i) conflict with or result in a breach of any of the terms or conditions of (u) its constating documents, (v) any applicable laws, or (w) any contractual restriction binding on or affecting it or its assets, or (ii) result in, require or permit (x) the imposition of any lien in, on or with respect to any of its assets (except in favour of the Lender), (y) the acceleration of the maturity of any debt binding on or affecting the Borrower, or (z) any third party to terminate or acquire rights under any material agreement of the Borrower;

(5) the execution and delivery of this Agreement by the Borrower and the performance by the Borrower of its obligations under this Agreement have been duly authorized by all necessary corporate action including, without limitation, the obtaining of all necessary shareholder consents. No authorization, consent, approval, registration, qualification, designation, declaration or filing with any Governmental Entity or other person, is or was necessary in connection with the execution, delivery and performance of obligations under this Agreement except as are in full force and effect, unamended, at the date of this Agreement;

(6) this Agreement has been duly executed and delivered by the Borrower, to the extent a party thereto, and constitute legal, valid and binding obligations of the Borrower enforceable against it in accordance with their respective terms, subject only to any limitation under applicable laws relating to (i) bankruptcy, insolvency, arrangement or creditors' rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies;

(7) the Borrower possesses all authorizations, permits, consents, registrations and approvals necessary to properly conduct its business as currently conducted and all such authorizations, permits, consents, registrations and approvals are in good standing and in full force and effect;

(8) the Borrower is not in violation of its constating documents or any shareholders' agreement applicable to it, including the Merit Shareholders Agreement;

(9) no Event of Default has occurred and is continuing or would reasonably be expected to arise immediately after giving effect to this Agreement;

(10) there is no action, suit, arbitration or proceeding pending, taken or to the Borrower's knowledge, threatened, before or by any Governmental Entity or arbitrator or by or against any elected or appointed public official or private person in Canada or elsewhere, which (i) challenges, or to the knowledge of the Borrower, has been proposed which may challenge, the validity or propriety of the transactions contemplated under this Agreement or the documents, instruments and agreements executed or delivered in connection therewith or related thereto, or (ii) could reasonably be expected to have a Material Adverse Effect; and

(11) the Borrower has not entered into and will not enter into any agreement which conflicts with any provision of this Agreement or which might diminish or impair the Lender's rights hereunder.

PART 10
COVENANTS

10.1 The Borrower covenants and agrees with the Lender that the Borrower shall:

(1) duly and punctually pay to the Lender when due the Indebtedness owing hereunder and observe and perform all of its obligations hereunder and under this Agreement;

(2) use the proceeds of Advances to fund the Borrower's strategic initiatives and for general working capital purposes;

(3) [commercially sensitive information redacted]

(4) preserve and maintain its existence, including its listing on the Toronto Stock Exchange, and all authorizations necessary for the transaction of its business, and qualify and remain qualified to do business in each jurisdiction in which such qualification is necessary in view of its business;

(5) comply with the requirements of all laws, the non-compliance with which might materially adversely affect the financial or operational condition of the Borrower; provided that the Borrower need not comply with a requirement then being contested by it in good faith by appropriate proceedings;

(6) as soon as practicable and in any event within five (5) Business Days after the occurrence thereof notify the Lender in writing of the occurrence of any Event of Default or any event which, with the giving of notice or lapse of time or otherwise, might constitute an Event of Default and at the same time inform the Lender of any action taken or proposed to be taken by the Borrower in connection therewith; and

(7) at all times, defend, indemnify and hold the Lender and its shareholders, officers, directors, employees, representatives and agents harmless from and against any and all liabilities, claims, demands, causes of action, losses, damages, expenses (including reasonable external counsel fees), costs, settlements, judgments or recoveries arising out of or resulting from (i) any breach of any of the Borrower's representations, warranties, agreements or covenants made herein, (ii) any suit or proceeding of any kind or nature whatsoever against the Lender arising from or connected with the transactions contemplated by this Agreement or any of the documents, instruments or agreements to be executed pursuant hereto or any of the rights and properties assigned to the Lender hereunder, and (iii) any suit or proceeding that the Lender may in good faith deem necessary or advisable to institute, in the name of the Lender, the Borrower, or all, against any other person for any reason whatsoever to protect the Lender's rights hereunder, or any rights granted to the Lender, all of which shall be charged to and paid by the Borrower.

PART 11
MISCELLANEOUS

11.1 The Indebtedness of the Borrower shall be evidenced by the records of the Lender which shall constitute prima facie evidence of such Indebtedness.

11.2 All payments made by a party to the other party pursuant to this Agreement shall be made in Canadian dollars by transfer of immediately available funds into an account of the payee designated by the payee in writing to the payor at least two (2) Business Days before the payor makes such payment.

11.3 All notices and other communications given or made in connection herewith shall be in writing and sent by certified or registered mail, return receipt requested, or by overnight delivery service, with all charges prepaid, to the applicable party at the addresses set out below, or by email or facsimile transmission to the email addresses or facsimile numbers set out below:

If to the Borrower: Burcon NutraScience Corporation

1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Canada

Attention:  Dorothy Law
Telephone: 604-733-0896
Facscimile: 604-733-8821
Email: dlaw@burcon.ca

If to the Lender: Large Scale Investments Limited

30/F., Bank of America Tower,
12 Harcourt Road,
Central, Hong Kong

Attention: Alan Chan
[commercially sensitive information redacted]

11.4 The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word "dollar" or the symbol "$" shall be deemed to mean the currency of Canada.

11.5 The Borrower shall reimburse the Lender for all reasonable costs, fees and out-of-pocket expenses (including fees and expenses of legal, tax and other advisors) reasonably and properly incurred by it in connection with its preparation, negotiation and execution of this Agreement and any other documents related to the Loan. Such reimbursement shall be made upon provision of acceptable supporting documentation to the Borrower by the Lender.

11.6 No amendment to, or modification or waiver of, or consent with respect to, any provision of this Agreement shall be effective unless in writing and signed and delivered by the Lender and the Borrower, and then any such amendment, modification, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

11.7 This Agreement shall be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein.

11.8 This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

11.9 This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations under this Agreement or any interest in this Agreement without the consent of the other party, not to be unreasonably withheld.

11.10 Time shall be of the essence of this Agreement.

11.11 In the event that any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

11.12 The parties shall do, or cause to be done, all such further acts and things and shall execute, or cause to be executed, all such further deeds, documents and instruments as may be reasonably necessary for the purpose of giving full effect to the transaction contemplated by this Agreement.

11.13 This Agreement represents the entire agreement and understanding of the parties with respect to the transactions set forth herein and no representations or warranties have been made in connection with this Agreement other than those expressly set forth herein.

[Signature page follows.]

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the date first written above.

BORROWER:

BURCON NUTRASCIENCE CORPORATION

By:	"Peter H. Kappel"
Name:	Peter H. Kappel
Title:	Interim CEO

LENDER:

LARGE SCALE INVESTMENTS LIMITED

By:	"Alan Chan"
Name:	Alan Chan
Title:	Director

Signature page to 2022 Loan Agreement